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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                           DARLING INTERNATIONAL INC.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    237266101
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                                 (CUSIP Number)


                                September 9, 2003
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             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [ ]  Rule 13d-1(b)
              [X]  Rule 13d-1(c)
              [ ]  Rule 13d-1(d)



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-------------------------                              -------------------------
CUSIP No. 237266101                   13G
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      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Mariel Capital Management, L.L.C.
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                      (b) [ ]
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      3        SEC USE ONLY

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      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
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       NUMBER OF                5        SOLE VOTING POWER
         SHARES
      BENEFICIALLY                       5,833,721
        OWNED BY              --------------------------------------------------
          EACH                  6        SHARED VOTING POWER
       REPORTING
      PERSON WITH                        0
                              --------------------------------------------------
                                7        SOLE DISPOSITIVE POWER

                                         5,833,721
                              --------------------------------------------------
                                8        SHARED DISPOSITIVE POWER

                                         0
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      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,833,721
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     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*                                                   [ ]

--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               9.36%**
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     12        TYPE OF REPORTING PERSON*

               OO
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         *SEE INSTRUCTIONS BEFORE FILLING OUT
         **SEE ITEM 4(b).



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-------------------------                              -------------------------
CUSIP No. 237266101                   13G
-------------------------                              -------------------------

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      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Nader Tavakoli
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                     (b) [ ]
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      3        SEC USE ONLY

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      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S. Citizen
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       NUMBER OF                5        SOLE VOTING POWER
         SHARES
      BENEFICIALLY                       6,498,445
        OWNED BY              --------------------------------------------------
          EACH                  6        SHARED VOTING POWER
       REPORTING
      PERSON WITH                        0
                              --------------------------------------------------
                                7        SOLE DISPOSITIVE POWER

                                         6,498,445
                              --------------------------------------------------
                                8        SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,498,445
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*                                                [ ]

--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               10.43%**
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT
         **SEE ITEM 4(b).



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                                  SCHEDULE 13G

         This Schedule 13G (the "Schedule 13G") is being filed on behalf of Mariel Capital Management, L.L.C., a Delaware limited liability company ("Mariel"), and Mr. Nader Tavakoli the principal of Mariel, relating to shares of common stock of Darling International Inc., a Delaware corporation (the "Issuer").

         This Schedule 13G relates to shares of Common Stock of the Issuer purchased by Mariel for the account of EagleRock Master Fund, a Delaware general partnership, of which Mariel is the agent and attorney-in-fact. EagleRock Master Fund holds the shares of Common Stock of the Issuer for the account of EagleRock Capital Partners, L.P. and EagleRock Capital Partners (QP), L.P., both Delaware limited partnerships.

ITEM 1(a)      NAME OF ISSUER.

               Darling International Inc.

ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

               251 O'Connor Ridge Blvd., Suite 300
               Irving, Texas  75038

ITEM 2(a)      NAME OF PERSON FILING.

               Mariel Capital Management, L.L.C. ("Mariel") and Nader Tavakoli.

ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

               551 Fifth Avenue, 34th Floor
               New York, New York  10176

ITEM 2(c)      CITIZENSHIP OR PLACE OF ORGANIZATION.

               Mariel is a limited liability company organized under the laws of the State of Delaware. Nader Tavakoli is the principal of Mariel and is a United States citizen.

ITEM 2(d)      TITLE OF CLASS OF SECURITIES.

               Common Stock, par value $.01 per share (the "Common Stock").

ITEM 2(e)      CUSIP NUMBER.

               237266101

ITEM 3         REPORTING PERSON.

               Inapplicable.



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ITEM 4         OWNERSHIP.

               (a) Mariel and Mr. Tavakoli are the beneficial owners of 6,498,445 shares of Common Stock.

               (b) Mariel and Mr. Tavakoli are the beneficial owners of 10.43% of the outstanding shares of Common Stock. This percentage is determined by dividing 6,498,445 by 62,325,368, the number of shares of Common Stock issued and outstanding as of August 7, 2003, as reported in the Issuer's quarterly report on Form 10-Q filed August 12, 2003.

               (c) Mariel, as the agent and attorney-in-fact of EagleRock Master Fund, has the sole power to vote and dispose of the 6,498,445 shares of Common Stock held by EagleRock Master Fund. As the principal of Mariel, Mr. Tavakoli may direct the vote and disposition of the 6,498,445 shares of Common Stock held by EagleRock Master Fund.

ITEM 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Inapplicable.

ITEM 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Inapplicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Inapplicable.

ITEM 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Inapplicable.

ITEM 9         NOTICE OF DISSOLUTION OF GROUP.

               Inapplicable.

ITEM 10        CERTIFICATION.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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EXHIBITS       EXHIBIT 1
               ---------

               Joint Filing Agreement dated October 3, 2003, between Mariel Capital Management, L.L.C. and Nader Tavakoli.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date: October 3, 2003


                                       Mariel Capital Management, L.L.C.


                                       By: /s/ Nader Tavakoli
                                           -------------------------------------
                                           Nader Tavakoli, Managing Member



                                       /s/ Nader Tavakoli
                                       -----------------------------------------
                                       Nader Tavakoli



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